UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2010

Commission file number:

1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SAP AG

FORM 6-K

On July 19, 2010, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing that its indirectly wholly-owned subsidiary, Sheffield Acquisition Corp., has extended the expiration of its cash tender offer for all outstanding shares of common stock of Sybase, Inc., at a price of $65.00 per share, to 9:00 p.m., New York City time on July 26, 2010, unless further extended. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2009 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated July 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)

By:	/S/ DR. WERNER BRANDT
Name:	Dr. Werner Brandt
Title:	CFO

By:	/S/ MICHAEL JUNGE
Name:	Michael Junge
Title:	General Counsel

Date: July 19, 2010

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